1,500,000 Shares

CLARITEV CORPORATION

Class A Common Stock

UNDERWRITING AGREEMENT

November 12, 2025

BARCLAYS CAPITAL INC.
GUGGENHEIM SECURITIES, LLC,
WELLS FARGO SECURITIES, LLC,
As Representatives of the several
  Underwriters named in Schedule I attached hereto

c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

c/o Guggenheim Securities, LLC
330 Madison Avenue
New York, New York 10017

c/o Wells Fargo Securities, LLC
500 West 33rd Street, 14th Floor
New York, New York 10001

Ladies and Gentlemen:

Certain stockholders of Claritev Corporation, a Delaware corporation (the "***Company***"), named in (i) paragraph (a) of Schedule II attached hereto (the "***H&F U.S. Selling Stockholders***") and (ii) paragraph (b) of Schedule II attached hereto (the "***H&F Cayman Selling Stockholders***" and, together with the H&F U.S. Selling Stockholders, the "***Selling Stockholders***" and each, a "***Selling Stockholder***"), in each case, propose to sell an aggregate of 1,500,000 shares (the "***Firm Stock***") of the Company's Class A common stock, par value $0.0001 per share (the "***Common Stock***"). In addition, the Selling Stockholders propose to grant to the underwriters named in Schedule I (the "***Underwriters***") attached to this agreement (this "***Agreement***") an option to purchase up to an aggregate of 225,000 additional shares of the Common Stock on the terms set forth in Section 3 (the "***Option Stock***"). The Firm Stock and the Option Stock, if purchased, are hereinafter collectively called the "***Stock***." This Agreement is to confirm the agreement concerning the purchase of the Stock from the Selling Stockholders by the Underwriters.

1. Representations, Warranties and Agreements of the Company. The Company represents, warrants and agrees that:

(a) *Registration Statement.* A registration statement on Form S-3 (File No. 333-249779) relating to the Stock has (i) been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations of the Securities and Exchange Commission (the "**Commission**") thereunder; (ii) been filed with the Commission under the Securities Act; and (iii) become effective under the Securities Act. Copies of such registration statement and any amendment thereto have been delivered by the Company (or made available through the Commission's Electronic Data, Gathering, Analysis, and Retrieval System ("**EDGAR**")) to you as the representatives (the "**Representatives**") of the Underwriters. As used in this Agreement:

(i) "**Applicable Time**" means 7:00 P.M. (New York City time) on November 12, 2025;

(ii) "**Effective Date**" means the date and time as of which such registration statement, or the most recent post-effective amendment thereto, if any, was declared effective by the Commission in accordance with the rules and regulations under the Securities Act;

(iii) "**Issuer Free Writing Prospectus**" means each "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Stock;

(iv) "**Preliminary Prospectus**" means any preliminary prospectus relating to the Stock included in such registration statement or filed with the Commission pursuant to Rule 424(b) under the Securities Act;

(v) "**Pricing Disclosure Package**" means, as of the Applicable Time, the most recent Preliminary Prospectus, together with the information included in Schedule IV hereto, if any, and each Issuer Free Writing Prospectus filed or used by the Company at or before the Applicable Time set forth on Schedule V(a) hereto;

(vi) "**Prospectus**" means the final prospectus relating to the Stock, including any prospectus supplement thereto related to the Stock, as filed with the Commission pursuant to Rule 424(b) under the Securities Act;

(vii) "**Prospectus Delivery Period**" means such period of time after the first date of the offering of the Stock, as in the opinion of counsel for the Underwriters, a prospectus relating to the Stock is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Stock by any Underwriter or dealer; and

(viii) "**Registration Statement**" means, collectively, the various parts of such registration statement, each as amended as of the Effective Date for such part, including any Preliminary Prospectus or the Prospectus, all exhibits to such registration statement and including the information deemed by virtue of Rule 430A or 430B under the Securities Act to be part of such registration statement as of the Effective Date.

(b) *Incorporation by Reference; Commission Actions.* Any reference to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any

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documents incorporated by reference therein pursuant to Form S-3 under the Securities Act as of the date of such Preliminary Prospectus or the Prospectus, as the case may be. Any reference to the "most recent Preliminary Prospectus" shall be deemed to refer to the latest Preliminary Prospectus included in the Registration Statement or filed pursuant to Rule 424(b) under the Securities Act prior to or on the date hereof. Any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any document filed under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), after the date of such Preliminary Prospectus or the Prospectus, as the case may be, and before the date of such amendment or supplement and incorporated by reference in such Preliminary Prospectus or the Prospectus, as the case may be; and any reference to any amendment to the Registration Statement shall be deemed to include any document filed with the Commission pursuant to Section 13(a), 14 or 15(d) of the Exchange Act after the Effective Date and before the date of such amendment that is incorporated by reference in the Registration Statement. The Commission has not issued any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending the effectiveness of the Registration Statement, and no proceeding or examination for such purpose or pursuant to Section 8A of the Securities Act has been instituted or, to the Company's knowledge, threatened by the Commission. The Commission has not notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto. The Company was not at the time of the initial filing of the Registration Statement and at the earliest time thereafter that the Company or another offering participant made a *bona fide* offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Stock, and is not on the date hereof, an "ineligible issuer" (as defined in Rule 405 under the Securities Act).

(c)   *Compliance with Rules and Regulations.* The Registration Statement conformed and will conform in all material respects on the Effective Date and on the applicable Delivery Date, and any amendment to the Registration Statement filed after the date hereof will conform in all material respects when filed, to the requirements of the Securities Act and the rules and regulations thereunder. The most recent Preliminary Prospectus conformed, and the Prospectus will conform, in all material respects when filed with the Commission pursuant to Rule 424(b) under the Securities Act and on the applicable Delivery Date to the requirements of the Securities Act and the rules and regulations thereunder. The documents incorporated by reference in any Preliminary Prospectus or the Prospectus conformed, and any further documents so incorporated will conform, when filed with the Commission, in all material respects to the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the Commission thereunder.

(d)   *Statements in the Registration Statement.* The Registration Statement did not, as of the Effective Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Registration Statement in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 10(f).

(e)   *Statements in the Prospectus.* The Prospectus will not, as of its date or as of the applicable Delivery Date, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Prospectus in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 10(f).

(f)   *Statements in Incorporated Documents.* The documents incorporated by reference in any Preliminary Prospectus or the Prospectus did not, and any further documents filed and incorporated by reference therein will not, when filed with the Commission, contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)   *Pricing Disclosure Package.* The Pricing Disclosure Package did not, as of the Applicable Time, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that no representation or warranty is made as to information contained in or omitted from the Pricing Disclosure Package in reliance upon and in conformity with written information furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information is specified in Section 10(f).

(h)   *Compliance of Issuer Free Writing Prospectuses.* Each Issuer Free Writing Prospectus set forth on Schedule V hereto conformed or will conform in all material respects to the requirements of the Securities Act and the rules and regulations thereunder on the date of first use, and the Company has complied with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act and rules and regulations thereunder. The Company has not made any offer relating to the Stock that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Representatives, except as set forth on Schedule V hereto. The Company has retained in accordance with the Securities Act and the rules and regulations thereunder all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act and the rules and regulations thereunder.

(i)   *Organization and Good Standing*. The Company and each of its subsidiaries has been duly organized and is validly existing and in good standing (to the extent such concept is recognized in such jurisdiction) as a corporation or other business entity under the laws of its jurisdiction of organization and is duly qualified to do business and in good standing as a foreign corporation or other business entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, properties or business of the Company and its subsidiaries taken as a whole (a "***Material Adverse Effect***"). The Company and each of its subsidiaries have corporate or similar organizational power and authority necessary to own or hold its properties and to conduct the businesses in which it is are engaged as described in the most recent Preliminary Prospectus. The subsidiaries listed in Exhibit 21.1 to the Company's Annual Report on Form 10-K for the most recent fiscal year are the only significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) of the Company.

(j)   *Capitalization*. All of the issued shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable, conform in all material respects to the description thereof contained in the most recent Preliminary Prospectus and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right. All of the Company's options, warrants and other rights to purchase or exchange any securities for shares of the Company's capital stock, if any, have been duly authorized and validly issued, conform in all material respects to the description thereof contained in the most recent Preliminary Prospectus. All of the issued shares of capital stock or other ownership interest of each subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable (to the extent such concept is applicable) and, except as otherwise described in the most recent Preliminary Prospectus, are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for such liens, encumbrances, equities or claims as described in the most recent Preliminary Prospectus or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)   *Due Authorization*. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Company.

(l)   *No Conflicts*. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, impose any lien, charge or encumbrance upon any property or assets of the Company and its subsidiaries, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, license, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the charter or by-laws (or similar organizational documents) of the Company or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, except, with respect to clauses (i) and (iii), conflicts, breaches or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(m)   *No Consents Required*. No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets is required for the execution, delivery and performance of this Agreement by the Company or the consummation of the transactions contemplated hereby, except for the registration of the Stock under the Securities Act and such consents, approvals, authorizations, orders, filings, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws, the bylaws and rules of the Financial Industry Regulatory Authority, Inc. (the "*FINRA*") or the New York Stock Exchange in connection with the purchase and sale of the Stock by the Underwriters.

(n)   *Financial Statements*. The historical financial statements (including the related notes) included or incorporated by reference in the most recent Preliminary Prospectus comply as to form in all material respects with the requirements of Regulation S-X under the Securities Act and present fairly in all material respects the financial position, results of operations and cash flows of the entities purported to be shown thereby at the dates and for the periods indicated and have been prepared in conformity with U.S. generally accepted accounting principles ("*GAAP*") applied on a consistent basis throughout the periods involved, except as otherwise stated therein. All disclosures contained or incorporated by reference in the most recent Preliminary Prospectus regarding "non-GAAP financial measures" (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(o)   *Independent Accountants*. PricewaterhouseCoopers LLP, who have audited certain financial statements of the Company and its consolidated subsidiaries, whose report appears in the most recent Preliminary Prospectus or is incorporated by reference therein and who have delivered the initial letter referred to in Section 9(g) hereof, are independent registered public accountants as required by the Securities Act and the rules and regulations thereunder.

(p)   *Accounting Controls*. The Company and its subsidiaries taken as a whole maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and that has been designed by, or under the supervision of, the Company's principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company and its subsidiaries taken as a whole maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of the Company's financial statements in conformity with GAAP and to maintain accountability for its assets, (iii) access to the Company's assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for the Company's assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Pricing Disclosure Package and the Prospectus fairly present the information called for in all material respects and are prepared in accordance with the Commission's rules and guidelines applicable thereto. As of the date of the most recent balance sheet of the Company and its consolidated subsidiaries reviewed or audited by

PricewaterhouseCoopers LLP and the audit committee of the board of directors of the Company (the "*Audit Committee*"), (i) the Company has not been advised of or become aware of (A) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company or any of its subsidiaries to record, process, summarize and report financial data, or any material weaknesses in internal controls, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of the Company and each of its subsidiaries; and (ii) there have been no significant changes in internal controls that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, except as described in the most recent Preliminary Prospectus.

(q)   *Disclosure Controls*. (i) The Company and its subsidiaries taken as a whole maintain effective disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) and (ii) such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to management of the Company, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure to be made.

(r)   *Sarbanes-Oxley Act*. There is and has been no failure on the part of the Company and, to the knowledge of the Company, the Company's directors or officers, in their capacities as such, to comply in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(s)   *No Material Adverse Change*. Except as described in the most recent Preliminary Prospectus, since the date of the latest audited financial statements included or incorporated by reference in the most recent Preliminary Prospectus, neither the Company nor any of its subsidiaries has (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree (whether domestic or foreign), (ii) issued or granted any securities, other than pursuant to equity incentive plans or similar arrangements described in the most recent Preliminary Prospectus, (iii) incurred any material liability or obligation, direct or contingent, other than liabilities and obligations that were incurred in the ordinary course of business, (iv) entered into any material transaction not in the ordinary course of business, or (v) declared or paid any dividend on its capital stock, and since such date, there has not been any change in the capital stock (other than issuances or repurchases of common stock or grants, forfeitures or vesting of equity-based awards pursuant to earnouts or employee incentive plans or agreements) or long-term debt of the Company or any of its subsidiaries or any adverse change in or affecting the condition (financial or otherwise), results of operations, properties, management or business of the Company and its subsidiaries, taken as a whole, in each case except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)   *Real and Personal Property*.   None of the Company or any of its subsidiaries own any material real property. The Company and each of its subsidiaries have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and each of its subsidiaries, in each case free and clear of all liens, encumbrances and defects and imperfections of title, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or (iii) secure the indebtedness under the debt instruments described in the most recent Preliminary Prospectus.

(u)   *Licenses and Permits*. The Company and each of its subsidiaries hold such permits, licenses, franchises, certificates of need and other approvals or authorizations of governmental or regulatory authorities ("***Permits***") as are necessary under applicable law to conduct their respective businesses in the manner described in the most recent Preliminary Prospectus, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or except as described in the most recent Preliminary Prospectus. Neither the Company nor any of its subsidiaries has received any written or, to the knowledge of the Company, oral notice of any revocation, suspension, non-renewal, modification or termination of any such Permits except where such revocations, suspensions, modifications, terminations or non-renewals would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(v)   *Intellectual Property*. The Company and each of its subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, copyrightable works, licenses, know-how, inventions, domain names, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and all other worldwide intellectual property, industrial property and proprietary rights ("***Intellectual Property***") necessary for and material to the conduct of their respective businesses as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company's and its subsidiaries' conduct of their respective businesses does not infringe, misappropriate or otherwise violate ("***Infringe***") any Intellectual Property of any other person; (ii) the Company and its subsidiaries have not received notice of any claim that the Company's or any of its subsidiaries' conduct of their respective businesses has Infringed any Intellectual Property of any other person; and (iii) to the knowledge of the Company, the Intellectual Property owned by the Company and each of its subsidiaries is not being Infringed by any other person.

(w)   *Legal Proceedings*. Except as described in the most recent Preliminary Prospectus, there are no legal, governmental or regulatory investigations, suits, or proceedings pending to which the Company or any of its subsidiaries is a party or of which any property or asset of the Company or any of its subsidiaries is the subject that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or would, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, reasonably be expected to have a Material Adverse Effect on the performance by the Company of this Agreement or the consummation of the transactions contemplated hereby; or that are required to be described in the Preliminary Prospectus and, to the Company's knowledge, no such proceedings are threatened by governmental authorities or others.

(x)   *Documents Described in the Registration Statement.* There are no contracts or other documents required to be described in the Registration Statement or the most recent Preliminary Prospectus or filed as exhibits to the Registration Statement, that are not described and filed as required. The statements made in the most recent Preliminary Prospectus, insofar as they purport to constitute summaries of the terms of the contracts and other documents described and filed, constitute accurate summaries of the terms of such contracts and documents in all material respects.

(y)   *Insurance.* The Company and each of its subsidiaries carry, or are covered by, insurance from insurers of recognized financial responsibility in such amounts and covering such risks as is reasonable for the conduct of their respective businesses as described in the most recent Preliminary Prospectus. All material policies of insurance of the Company and its subsidiaries are in full force and effect; the Company and each of its subsidiaries are in compliance with the terms of such policies in all material respects; and neither the Company nor any of its subsidiaries has received written notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance; there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause, except as would not reasonably be expected to have a Material Adverse Effect; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(z)   *No Undisclosed Relationships.* Except as described in the most recent Preliminary Prospectus, no relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, that is required to be described in the most recent Preliminary Prospectus which is not so described.

(aa)   *No Labor Disputes.* Except as described in the most recent Preliminary Prospectus, no labor disturbance by or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent that would reasonably be expected to have a Material Adverse Effect.

(bb)   *No Violation or Default.* Neither the Company nor any of its subsidiaries (i) is in violation of its charter or bylaws (or similar organizational documents), (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, condition or other obligation contained in any indenture, mortgage, deed of trust, loan agreement, license or other agreement or instrument to which it is a party or by which it is bound or to which any of its properties or assets is subject or (iii) is in violation of any law, statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or its property or assets, except in the case of clauses (i), (ii) and (iii), to the extent any such conflict, breach, violation or default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(cc)   *Compliance with Environmental Laws*. Except as described in the most recent Preliminary Prospectus, (i) there are no proceedings that are pending, or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries under any laws, regulations, ordinances, rules, orders, judgments, decrees, permits or other legal requirements of any governmental authority, including without limitation any international, foreign, national, state, provincial, regional, or local authority, relating to pollution, the protection of human health or safety (to the extent related to exposure to hazardous or toxic substances), the environment, or natural resources, or to the use, handling, storage, manufacturing, transportation, treatment, discharge, disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants ("***Environmental Laws***") in which a governmental authority is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $300,000 or more will be imposed, (ii) to the knowledge of the Company, there are no issues regarding compliance with Environmental Laws, including any pending or proposed Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants that would reasonably be expected to have a Material Adverse Effect, and (iii) neither the Company nor any of its subsidiaries anticipates material capital expenditures relating to Environmental Laws.

(dd)   *Taxes*. The Company and each of its subsidiaries have filed all federal and other state, local, foreign and other tax returns required to be filed, which are correct and complete in all material respects, and have paid all federal and other state, local, foreign and other taxes due (whether imposed directly or indirectly or through withholding), including any interest, additions to tax, or penalties applicable thereto, in each case through the date hereof (other than with respect to taxes that are being contested in good faith and for which appropriate reserves have been made in accordance with GAAP), except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as otherwise disclosed in the Preliminary Prospectus and the Prospectus, no tax deficiency has been determined adversely to the Company or any of its subsidiaries nor does the Company have knowledge of any tax deficiencies that have been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets, that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ee)   *Compliance with Health Care Laws.* Since November 1, 2022, none of the Company or any of its subsidiaries, nor any of their respective officers, directors, employees, agents or contractors has violated or is in violation of any Health Care Laws, except as described in the most recent Preliminary Prospectus or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, "***Health Care Laws***" shall mean all federal, state, local and foreign health care laws and regulations, each as amended from time to time, including, but not limited to: (i) all health care related fraud and abuse laws, including, but not limited to, the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the False Claims Act (31 U.S.C. § 3729 et seq.), the False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7 of the United States Code, the Stark Law (42 U.S.C. § 1395nn), 18 U.S.C. §§ 286 and 287 and the exclusion laws (42 U.S.C. § 1320a-7), (ii) Titles XVIII and XIX of the U.S. Social Security Act, the laws applicable to TRICARE, CHAMPVA, veterans benefits under 38 U.S.C. chapter 17, the Federal Employee Health Benefits Program, 5 U.S.C. chapter 89, and other federal, state or local health care, health insurance, health benefit or reimbursement programs (collectively, "*Federal Health Care Programs*"), (iii) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended from time to time, including as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 provisions of the American Recovery and Reinvestment Act of 2009 (Division A, Title XIII of Pub. L. No. 111-5), the applicable provisions of the 21st Century Cures Act, Public Law 116-321, and the regulations that implement such laws (collectively, "*HIPAA*"), and any state, local or non-U.S. laws and regulations the purpose of which is to protect the privacy of individuals or prescribers or information related to health or medical records or health data or information, (iv) the Mental Health Parity and Addiction Equity Act (29 U.S.C. § 1185a), (v) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), (vi) the Medicare Access and CHIP Reauthorization Act of 2015 (Pub. L. No. 114-10), (vii) the federal No Surprises Act (Pub. L. No. 116-260), (viii) the Emergency Medical Treatment and Labor Act (42 U.S.C. § 1395dd), and (ix) comparable state, local, and non-U.S. laws and any regulations promulgated pursuant to such laws, each as amended from time to time.

Since November 1, 2022, neither the Company nor any of its subsidiaries has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration, warning letter, untitled letter or other similar action from any court or arbitrator or other governmental or regulatory authority or third party alleging that any services, products, operations or activities of the Company or any of its subsidiaries is in material violation of, or not in material compliance with, any Health Care Laws nor, to the knowledge of the Company or its subsidiaries, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, plan of correction or similar agreements with or imposed by any governmental or regulatory authority. None of the Company, its subsidiaries or their respective officers, directors, employees, agents or contractors has been excluded, suspended, debarred or disqualified from participation in any Federal Health Care Program or disqualified or restricted under the Health Care Laws or is subject to or has been threatened in writing with an inquiry, claim, investigation, proceeding or other similar matter that would subject the Company, any of its subsidiaries, or any of their respective officers, directors, employees, agents or contractors, to exclusion, suspension, debarment, disqualification or restriction or, to the Company's knowledge, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. § 335a or comparable foreign, state or local law.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole, (i) the Company and its subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and (ii) all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments filed were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

(ff) *Compliance with HIPAA.* The Company and its subsidiaries, to the extent that the Company or any of its subsidiaries is a "Covered Entity" or "Business Associate" as defined under HIPAA, are, and since November 1, 2022, have been in material compliance with HIPAA. The Company and its subsidiaries (i) have undertaken all necessary risk analyses and assessments, as required by HIPAA; (ii) have developed and implemented a detailed compliance plan for being in compliance with HIPAA; (iii) have entered into and are in material compliance with, written Business Associate Agreements with all customers that are Covered Entities and any vendors, agents, contractors, or subcontractors that have performance obligations with respect to any of the Company's or its subsidiaries' customers that are Covered Entities; (iv) have not been subject to any "Breach" or "Security Incident" as defined under HIPAA; and (v) conduct all standard electronic transactions in accordance with HIPAA, except, with respect to clauses (i)-(v) above, as would not reasonably be expected to have a Material Adverse Effect.

(gg) *Compliance with ERISA*. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("*ERISA*"), for which the Company or any member of its respective "Controlled Groups" (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the "*Code*")) would have any liability (each, a "*Plan*") has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in "at risk status" (within the meaning of Section 430 of the Code or Section 303(i) of ERISA) or "endangered status" or "critical status" (within the meaning of Section 430 of the Code or Section 305 of ERISA); (v) no "reportable event" (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (vi) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification; and (vii) none of the Company or any member of its respective Controlled Groups has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a "multiemployer plan," within the meaning of Section 4001(a)(3) of ERISA), except in each case, with respect to the events or conditions set forth in (i) through (vii) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect. The Company is not (i) an employee benefit plan subject to Title I of ERISA, (ii) a plan or account subject to Section 4975 of the Code or (iii) an entity deemed to hold "plan assets" of any such plan or account under Section 3(42) of ERISA.

(hh)   *Statistical and Market Data*. The statistical, industry-related and market-related data included in the most recent Preliminary Prospectus are based on or derived from sources that the Company believes to be reliable in all material respects.

(ii)   *Investment Company Act*. The Company is not required to be registered as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(jj)   *No Registration Rights*. Except as described in the most recent Preliminary Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act.

(kk)   *No Broker's Fees*. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or the Underwriters for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Stock.

(ll)   *Integration*. The Company has not sold or issued any securities that would be integrated with the offering of the Stock contemplated by this Agreement pursuant to the Securities Act, the rules and regulations thereunder or the interpretations thereof by the Commission.

(mm)   *No Stabilization*. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to constitute, or that has constituted, or that would reasonably be expected to cause or result in the stabilization or manipulation of the price of the Stock.

(nn)   *Issuer Free Writing Prospectus*. The Company has not distributed and, prior to the later to occur of any Delivery Date and completion of the distribution of the Stock, will not distribute any offering material in connection with the offering and sale of the Stock other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) the Pricing Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus to which the

Representatives have consented in accordance with Section 6(a)(vi) and (iii) any Issuer Free Writing Prospectus set forth on Schedule V hereto.

(oo)   *No Unlawful Payments.*   None of the Company or any of its respective subsidiaries or, to the knowledge of the Company, any director, officer, agent or employee acting on behalf of the Company or any of their respective subsidiaries, has in the past five years: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) materially violated or is, in the case of (i) – (iii) in material violation of any applicable provision of the Foreign Corrupt Practices Act of 1977 (the "*FCPA*") or the Bribery Act of 2010 of the United Kingdom; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.   The Company and its consolidated subsidiaries have instituted and maintain or are subject to policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the FCPA.   Neither the Company nor any of its subsidiaries will use, directly or knowingly indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption or anti-bribery laws.

(pp)   *Compliance with Money Laundering Laws.*   The operations of the Company and its respective subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, and the money laundering statutes of all jurisdictions ("*Money Laundering Laws*"), if any, to which the Company and its respective subsidiaries are subject, and no action, suit or proceeding by or before any court or government agency, authority or body or any arbitrator involving the Company or any of its respective subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(qq)   *Compliance with Sanctions Laws.*   None of the Company, any of the Company's subsidiaries or, to the knowledge of the Company, after due inquiry, any director, officer, agent or employee is an individual or entity ("*Person*") that is, or that is owned or controlled (as such terms are defined in applicable Sanctions) by a Person that is, currently the subject of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, U.S. Department of State, the United Nations Security Council, the European Union or His Majesty's Treasury, or other relevant sanctions authority with jurisdiction over the Company or any of its subsidiaries (collectively, "*Sanctions*"), nor is the Company or any of its respective subsidiaries located, organized or resident in a country or territory that is the subject of comprehensive Sanctions (at present, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine).   Since April 24, 2019, the Company and its subsidiaries have not knowingly engaged in, are not now knowing engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, in violation of Sanctions.

(rr)   *Cybersecurity.* Except as would not reasonably be expected to have a Material Adverse Effect, the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases used by or on behalf of the Company and its subsidiaries (collectively, "***IT Systems***") are adequate for, and operate and perform as required in connection with, the operation of the business of the Company and its subsidiaries as currently conducted, and are free and clear of bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have taken commercially reasonable technical and organizational measures designed to protect the IT Systems and data (including Personal Data (as defined below)) used in connection with the operation of the business of the Company and its subsidiaries. Except as would not reasonably be expected to be material to the Company or its subsidiaries, (i) the Company and its subsidiaries have implemented and maintain reasonable controls, policies, procedures, and safeguards designed to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including "personal data," "personal information" and similar terms as defined by the applicable Data Protection Requirements and any other personal, personally identifiable, household, sensitive, confidential or regulated data ("***Personal Data***")) used in connection with their businesses, and (ii) there have been no breaches, violations, outages or unauthorized uses or disclosures of or accesses to any IT System or Personal Data used in connection with the operation of the Company's and its subsidiaries' businesses.

(ss)   *Data Protection.* The Company and its subsidiaries are presently, and have been, in compliance, in all material respects, with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, disclosure, access, misappropriation or modification (each a "***Data Protection Requirement***"). The Company and its subsidiaries have in place, comply in all material respects with and take commercially reasonable measures designed to ensure compliance in all material respects with, the Company's privacy policies, all third-party obligations and binding industry standards regarding Personal Data (collectively, the "***Policies***"). To the knowledge of the Company, the execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a material breach or violation of any Data Protection Requirements or Policies. Neither the Company nor any subsidiary has received notice of any actual or, to the Company's knowledge, potential material liability under or relating to, or actual or potential violation of, any Data Protection Requirement and there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or, to the Company's knowledge, threatened, alleging non-compliance with Data Protection Requirements or Policies.

(tt)   *Forward-Looking Statements*. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) included or incorporated by reference in any of the Registration Statement, the Pricing Disclosure Package or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

2.	*Representations, Warranties and Agreements of the Selling Stockholders.* Each Selling Stockholder, severally and not jointly, represents, warrants and agrees that:

(a)	*Required Consents; Authority.* Except (i) as have been obtained or made, (ii) as may be required under foreign or state securities (or Blue Sky) laws or by FINRA or by The New York Stock Exchange in connection with the purchase and distribution of the Stock by the Underwriters or (iii) as would not, individually or in the aggregate, reasonably be expected to impair such Selling Stockholder's ability to perform its obligations under this Agreement in any material respect, all consents, approvals, authorizations and orders necessary for the execution and delivery by such Selling Stockholder of this Agreement, and for the sale and delivery of the Stock to be sold by such Selling Stockholder hereunder, have been obtained; and such Selling Stockholder has full right, power and authority to execute and deliver this Agreement and to sell, assign, transfer and deliver the Stock to be sold by such Selling Stockholder hereunder; this Agreement has been duly authorized, executed and delivered by such Selling Stockholder.

(b)	*No Conflicts.* The execution, delivery and performance by such Selling Stockholder of this Agreement, the sale of the Stock to be sold by such Selling Stockholder and the consummation by such Selling Stockholder of the transactions contemplated herein or therein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or asset of such Selling Stockholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the property or asset of such Selling Stockholder is subject, (ii) result in any violation of the provisions of the charter, by-laws or similar organizational documents of such Selling Stockholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or governmental agency having jurisdiction over such Selling Stockholder, except in the case of clauses (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Selling Stockholder's ability to perform its obligations under this Agreement.

(c)	*Title to Shares.* Such Selling Stockholder has good and valid title or a valid "security entitlement" (within the meaning of Section 8-102 of the New York Uniform Commercial Code (the "***UCC***")) to the Stock to be sold at the Delivery Date or the Option Stock Delivery Date, as the case may be, by such Selling Stockholder hereunder, free and clear of all liens, encumbrances, equities or adverse claims; and upon payment for the Stock to be sold by such Selling Stockholder pursuant to this Agreement, delivery of such Stock, as directed by the Representatives, to Cede & Co. ("***Cede***") or such other nominee as may be designated by The Depository Trust Company ("***DTC***"), registration of such Stock in the name of Cede or such other nominee and the crediting of such Stock on the books of DTC to securities accounts (within the meaning of Section 8-501 of the UCC) of the Representatives (assuming that neither DTC nor any such Underwriter has notice of any "adverse claim" (within the meaning of Section 8-105 of the UCC) to such Stock), (A) under Section 8-501 of the UCC, the Representatives will acquire a valid "security entitlement" (within the meaning of Section 8-102 of the UCC) in respect of such Stock

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and (B) no action based on any "adverse claim" (within the meaning of Section 8-102 of the UCC) to such Stock may be asserted against the Representatives with respect to such security entitlement; for purposes of this representation, such Selling Stockholder may assume that when such payment, delivery (within the meaning of Section 8-301 of the UCC) and crediting occur, (x) such Stock will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company's share registry in accordance with its certificate of incorporation, bylaws and applicable law, (y) DTC will be registered as a "clearing corporation" (within the meaning of Section 8-102 of the UCC) and (z) appropriate entries to the securities accounts (within the meaning of Section 8-501 of the UCC) of the Representatives on behalf of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

(d)   *No Stabilization.*   Such Selling Stockholder has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Stock.

(e)   *Pricing Disclosure Package.*   The Pricing Disclosure Package, at the Applicable Time did not, and as of the Delivery Date and as of the Option Stock Delivery Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, *however*, that such Selling Stockholder's representation under this Section 4(e) shall only apply to any untrue statement of a material fact or omission to state a material fact made in reliance upon and in conformity with any information relating to such Selling Stockholder furnished to the Company in writing by such Selling Stockholder expressly for use in the Pricing Disclosure Package, it being understood and agreed that the only such information furnished by each Selling Stockholder consists of (A) the legal name and address of such Selling Stockholder and the other information about such Selling Stockholder set forth in the footnote relating to such Selling Stockholder under the caption "Selling Securityholders" and (B) the number of shares of Common Stock beneficially owned by such Selling Stockholder before and after the offering (excluding percentages) that appears in the table (and corresponding footnotes) under the caption "Selling Securityholders" (with respect to each Selling Stockholder, the "**Selling Stockholder Information**").

(f)   *Issuer Free Writing Prospectus.*   Other than the Registration Statement, the Preliminary Prospectus, the Pricing Disclosure Package and the Prospectus, such Selling Stockholder (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus, other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act, (ii) any Issuer Free Writing Prospectus to which the Representatives have consented in accordance with Section 6(a)(vi) and (iii) any Issuer Free Writing Prospectus set forth on Schedule V hereto.

(g)   *Registration Statement and Prospectus.*   As of the Effective Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and as of the date of the Prospectus and as of the Delivery Date and as of the Option Stock Delivery Date, as the case may be, the Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, *however*, that such Selling Stockholder's representation under this Section 4(g) shall only apply to any untrue statement of a material fact or omission to state a material fact made in reliance upon and in conformity with the Selling Stockholder Information.

(h)   *Use of Proceeds.*   Neither such Selling Stockholder nor any of its subsidiaries will use, directly or knowingly indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws or in violation of applicable Money Laundering Laws.

(i)   *No Conflicts with Sanctions Laws.*   Neither such Selling Stockholder nor any of its subsidiaries, nor, to the knowledge of such Selling Stockholder, any director or officer acting on behalf of such Selling Stockholder or any of its subsidiaries is currently the subject or the target of Sanctions, nor is the Selling Stockholder or any of its respective subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions; and such Selling Stockholder will not directly or knowingly indirectly use the proceeds of the offering of the Stock hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions in violation of Sanctions, (ii) to fund or facilitate any activities of or business in Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic and the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine or in any other country or territory, that, at the time of such funding, is the subject of Sanctions in violation of Sanctions, or (iii) in any other manner, in each case that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(j)   *Organization and Good Standing.*   Such Selling Stockholder has been duly organized and is validly existing and in good standing under the laws of its respective jurisdictions of organization.

(k)   *ERISA.*   No Selling Stockholder is (i) an employee benefit plan subject to Title I of ERISA, (ii) a plan or account subject to Section 4975 of the Code or (iii) an entity deemed to hold "plan assets" of any such plan or account under Section 3(42) of ERISA.

(l)   *Stamp Taxes.* Each of the Selling Stockholders listed on Schedule II hereto organized in a jurisdiction outside of the United States (each, a "**_Non-U.S. Selling Stockholder_**") represents that no stamp duties or other issuance or transfer taxes are payable by or on behalf of the Underwriters in such Non-U.S. Selling Stockholder's jurisdiction of organization (i.e., the Cayman Islands) or any political subdivision or taxing authority thereof solely in connection with (A) the execution, delivery and performance of this Agreement, (B) the sale and delivery of the Stock by such Non-U.S. Selling Stockholder to the Underwriters in the manner contemplated by this Agreement and the Prospectus or (C) the sale and delivery by the Underwriters of the Stock to the initial purchasers thereof as contemplated herein and in the Prospectus; *provided* that nominal stamp duty will be payable on this Agreement if it is executed in or brought to the Cayman Islands, or produced before a court in the Cayman Islands.

(m) *Enforcement of Foreign Judgments.* Each Non-U.S. Selling Stockholder represents that any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against such Non-U.S. Selling Stockholder based upon this Agreement would be declared enforceable against the Company by the courts of the Cayman Islands, without reconsideration or reexamination of the merits; *provided* that, in the case of the Cayman Islands, the judgment: (i) is final and conclusive; (ii) is one in respect of which the U.S. federal or New York state court had jurisdiction over the defendant according to Cayman Islands conflict of law rules; (iii) is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and (iv) was neither obtained in a manner, nor is of a kind, enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

(n) *Valid Choice of Law.* Each Non-U.S. Selling Stockholder represents that (A) the choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands, and will be honored by the courts of the Cayman Islands; and (B) such Non-U.S. Selling Stockholder has the power to submit, and pursuant to Section 22 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

3. *Purchase of the Stock by the Underwriters.* On the basis of the representations, warranties and covenants contained in, and subject to the terms and conditions of, this Agreement, each Selling Stockholder agrees to sell the number of shares of the Firm Stock set forth opposite its name in Schedule II hereto, severally and not jointly, to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the number of shares of the Firm Stock set forth opposite that Underwriter's name in Schedule I hereto. Each Underwriter shall be obligated to purchase from each Selling Stockholder that number of shares of the Firm Stock that represents the same proportion of the number of shares of the Firm Stock to be sold by each Selling Stockholder as the number of shares of the Firm Stock set forth opposite the name of such Underwriter in Schedule I represents to the total number of shares of the Firm Stock to be purchased by all of the Underwriters pursuant to this Agreement. The respective purchase obligations of the Underwriters with respect to the Firm Stock shall be rounded among the Underwriters to avoid fractional shares, as the Representatives may determine.

In addition, each Selling Stockholder grants to the Underwriters an option to purchase up to the number of shares of Option Stock set forth opposite such Selling Stockholder's name in Schedule II hereto, severally and not jointly. Such options are exercisable in the event that the

Underwriters sell more shares of Common Stock than the number of shares of Firm Stock in the offering and as set forth in Section 5 hereof. Any such election to purchase Option Stock shall be made in proportion to the maximum number of shares of Option Stock to be sold by each Selling Stockholder as set forth in Schedule II hereto. Each Underwriter agrees, severally and not jointly, to purchase the number of shares of Option Stock (subject to such adjustments to eliminate fractional shares as the Representatives may determine) that bears the same proportion to the total number of shares of Option Stock to be sold on such Delivery Date as the number of shares of Firm Stock set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of shares of Firm Stock.

The purchase price payable by the Underwriters for both the Firm Stock and any Option Stock is $48.6675 per share.

The Selling Stockholders are not obligated to deliver any of the Firm Stock or Option Stock to be delivered on the applicable Delivery Date, except upon payment for all such Stock to be purchased on such Delivery Date as provided herein.

4.   *Offering of Stock by the Underwriters*. Upon authorization by the Representatives of the release of the Stock, the several Underwriters propose to offer the Stock for sale upon the terms and conditions to be set forth in the Prospectus.

5.   *Delivery of and Payment for the Stock*. Delivery of and payment for the Firm Stock shall be made at 10:00 A.M., New York City time, on the second full business day following the date of this Agreement or at such other date or place as shall be determined by agreement between the Representatives and the Selling Stockholders. This date and time are sometimes referred to as the "***Initial Delivery Date***." Delivery of the Firm Stock shall be made to the Representatives for the account of each Underwriter against payment by the several Underwriters through the Representatives and of the respective aggregate purchase prices of the Firm Stock being sold by the Selling Stockholders to or upon the order of the Selling Stockholders of the purchase price by wire transfer in immediately available funds to the accounts specified by the Selling Stockholders. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Selling Stockholders shall deliver the Firm Stock through the facilities of DTC unless the Representatives shall otherwise instruct.

The options granted in Section 3 will expire 30 days after the date of this Agreement and may be exercised in whole or from time to time in part by written notice being given to the Selling Stockholders by the Representatives; *provided* that if such date falls on a day that is not a business day, the options granted in Section 3 will expire on the next succeeding business day. Such notice shall set forth the aggregate number of shares of Option Stock as to which the options are being exercised, the names in which the shares of Option Stock are to be registered, the denominations in which the shares of Option Stock are to be issued and the date and time, as determined by the Representatives, when the shares of Option Stock are to be delivered; *provided, however*, that this date and time shall not be earlier than the Initial Delivery Date nor earlier than the second business day after the date on which the options shall have been exercised nor later than the fifth business day after the date on which the options shall have been exercised. Each date and time the shares of Option Stock are delivered is sometimes referred to as an "***Option Stock Delivery Date***," and the Initial Delivery Date and any Option Stock Delivery Date are sometimes each referred to as a "***Delivery Date***."

Delivery of the Option Stock by the Selling Stockholders and payment for the Option Stock by the several Underwriters through the Representatives shall be made at 10:00 A.M., New York City time, on the date specified in the corresponding notice described in the preceding paragraph or at such other date or place as shall be determined by agreement between the Representatives and the Selling Stockholders. On each Option Stock Delivery Date, the Selling Stockholders shall deliver, or cause to be delivered, the Option Stock, to the Representatives for the account of each Underwriter, against payment by the several Underwriters through the Representatives and of the respective aggregate purchase prices of the Option Stock being sold by the Selling Stockholders to or upon the order of the Selling Stockholders of the purchase price by wire transfer in immediately available funds to the accounts specified by the Selling Stockholders. Time shall be of the essence, and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligation of each Underwriter hereunder. The Selling Stockholders shall deliver the Option Stock through the facilities of DTC unless the Representatives shall otherwise instruct.

6. *Further Agreements of the Company and the Underwriters*.

(a) The Company agrees:

(i) To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Securities Act not later than the Commission's close of business on the second business day following the execution and delivery of this Agreement; to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to the last Delivery Date without furnishing to the Representatives a copy of the proposed amendment or supplement for review; to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment or supplement to the Registration Statement or the Prospectus has been filed and to furnish the Representatives with copies thereof; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus, of the suspension of the qualification of the Stock for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding or examination for any such purpose, or any notice from the Commission objecting to the use of the form of Registration Statement or any post-effective amendment thereto or of any request by the Commission for the amending or supplementing of the Registration Statement, the Prospectus or any Issuer Free Writing Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus or suspending any such qualification, to use promptly its reasonable best efforts to obtain its withdrawal.

(ii) Upon written request, to furnish promptly to the Representatives and to counsel for the Underwriters a signed copy of the Registration Statement as originally filed with the Commission, and each amendment thereto filed with the

Commission, including conformed copies of all consents and exhibits filed therewith.

(iii)   Upon written request, to deliver promptly to the Representatives such number of the following documents as the Representatives shall reasonably request: (A) conformed copies of the Registration Statement as originally filed with the Commission and each amendment thereto (in each case excluding exhibits), (B) each Preliminary Prospectus, the Prospectus and any amended or supplemented Prospectus, (C) each Issuer Free Writing Prospectus, and (D) any document incorporated by reference in any Preliminary Prospectus or the Prospectus; and, if at any time during the Prospectus Delivery Period any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, to notify the Representatives and, upon their request, to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended or supplemented Prospectus that will correct such statement or omission.

(iv)   To file as promptly as practicable with the Commission any amendment or supplement to the Registration Statement or the Prospectus that may, in the judgment of the Company or the Representatives, be required by the Securities Act or requested by the Commission in connection with the offering or sale of the Stock.

(v)   Prior to filing with the Commission any amendment or supplement to the Registration Statement, the Prospectus, any document incorporated by reference in the Prospectus or any amendment to any document incorporated by reference in the Prospectus, to furnish a copy thereof to the Representatives and counsel for the Underwriters and not to file such amendment or supplement to which the Representatives reasonably and timely object by written notice to the Company.

(vi)   Not to make any offer relating to the Stock that would constitute an Issuer Free Writing Prospectus to which the Representatives reasonably object.

(vii)   To comply with all applicable requirements of Rule 433 under the Securities Act with respect to any Issuer Free Writing Prospectus. If at any time after the date hereof any events shall have occurred as a result of which any Issuer Free Writing Prospectus, as then amended or supplemented, would conflict with the information in the Registration Statement, the most recent Preliminary Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or, if for any other reason it shall be necessary to amend or supplement any Issuer Free Writing Prospectus, to notify the Representatives and, upon their request, to file such document and to prepare and furnish without charge to each Underwriter as many copies as the Representatives may from time to time reasonably request of an amended or supplemented Issuer Free Writing Prospectus that will correct such conflict, statement or omission or effect such compliance.

(viii)   To make generally available to the Company's security holders and the Representatives an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder; *provided* that the Company will be deemed to comply with such requirement by filing such earnings statements on EDGAR (or any successor system).

(ix)   Promptly from time to time to take such action as the Representatives may reasonably request to qualify the Stock for offering and sale under the securities or Blue Sky laws of Canada and such other jurisdictions as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Stock; *provided* that in connection therewith the Company shall not be required to (A) qualify as a foreign corporation in any jurisdiction in which it would not otherwise be required to so qualify, (B) file a general consent to service of process in any such jurisdiction, or (C) subject itself to taxation in any jurisdiction in which it would not otherwise be subject.

(x)   For a period commencing on the date hereof and ending on the 60th day after the date of the Prospectus (the "***Lock-Up Period***"), not to, directly or indirectly, (A) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be reasonably expected to, result in the disposition by any person of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or sell or grant options, rights or warrants with respect to any shares of Common Stock or securities convertible into or exchangeable for Common Stock (B) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (C) publicly file or cause to be publicly filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company (other than any registration statement on Form S-8), or (D) publicly disclose the intention to do any of the foregoing, in each case without the prior written consent of Barclays Capital Inc. and Guggenheim Securities, LLC, on behalf of the Underwriters; other than, in each case, (i) the Stock, (ii) Common Stock or securities convertible into or exercisable or exchangeable for Common Stock granted or issued upon exercise of options or settlement of restricted stock units granted pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof, Common Stock or securities convertible into or exercisable or exchangeable for Common Stock issued pursuant to currently outstanding options, warrants, rights or convertible notes, whether or not issued under one of those plans, (iii) Common Stock or securities convertible into or exercisable or exchangeable for Common Stock issued in connection with the acquisition by the Company or any of its subsidiaries of the securities, businesses, properties or other assets of another person or entity or pursuant to any employee benefit plan assumed by the Company in connection with any such acquisition) or in connection with joint ventures, commercial relationships or other strategic transactions), in an amount not to exceed 5.0% of the total number of outstanding Common Stock as of the date of this Agreement and (iv) any shares of Common Stock issued upon the exercise, conversion or exchange of securities of the Company outstanding as of the date of this Agreement and disclosed in the most recent Preliminary Prospectus, and to cause each officer, director and stockholder of the Company set forth on Schedule III hereto to furnish to the Representatives, prior to the Initial Delivery Date, a letter or letters, substantially in the form of Exhibit A hereto (the "*Lock-Up Agreements*").

(xi)   The Company and its affiliates will not take, directly or indirectly, any action designed to or that has constituted or that reasonably would be expected to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Stock.

(xii)   If any Selling Stockholder is not a United States person for U.S. federal income tax purposes, the Company will deliver to the Representatives (i) at or prior to each Delivery Date, a certificate with respect to the Company's status as a "United States real property holding corporation," dated no more than 30 days prior to such Delivery Date, as described in Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), and (ii) within 30 days following each Delivery Date, proof of delivery to the Internal Revenue Service of the required notice, as described in Treasury Regulations Section 1.897-2(h)(2).

(b)   Each Underwriter severally agrees that:

(i)   Such Underwriter shall not use, authorize use of, refer to or participate in the planning for use of include any "issuer information" (as defined in Rule 433 under the Securities Act) in any "free writing prospectus" (as defined in Rule 405 under the Securities Act) used or referred to by such Underwriter without the prior written consent of the Company; *provided* that (i) no such consent shall be required with respect to any such issuer information contained in any document filed by the Company with the Commission prior to the use of such free writing prospectus, and (ii) "issuer information," as used in this Section 6(b), shall not be deemed to include information prepared by or on behalf of such Underwriter on the basis of or derived from issuer information.

(ii)   Such Underwriter has not used and will not, without the prior written consent of the Company, use any free writing prospectus that contains the final terms of the offering of the Stock unless such terms have previously been included in a free writing prospectus filed with the Commission.

(iii) Such Underwriter is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering and such Underwriter will promptly notify the Company if any such proceeding against it is initiated against it during the Prospectus Delivery Period.

7. *Further Agreements of the Selling Stockholders.* Each Selling Stockholder agrees, severally and not jointly:

(a) To deliver to the Representatives prior to the Initial Delivery Date a properly completed and executed United States Treasury Department Form W-8 (if the Selling Stockholder is not a United States person for U.S. federal income tax purposes) or Form W-9 (if the Selling Stockholder is a United States person for U.S. federal income tax purposes); and

(b) The Selling Stockholder will not take, directly or indirectly, any action designed to or that has constituted or that reasonably would be expected to cause or result in the stabilization or manipulation of the price of any security of the Company in connection with the offering of the Stock.

8. *Expenses.* The Company agrees, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, to pay all expenses, costs, fees and taxes (excluding, for the avoidance of doubt, any income or similar taxes of the Selling Stockholders) incident to and in connection with (a) the authorization, sale and delivery of the Stock, including any stamp duties or other taxes payable in that connection, and the preparation and printing of certificates for the Stock; (b) the preparation, printing and filing under the Securities Act of the Registration Statement (including any exhibits thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto; (c) the distribution of the Registration Statement (including any exhibits thereto), any Preliminary Prospectus, the Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto, or any document incorporated by reference therein, all as provided in this Agreement; (d) the production and distribution of this Agreement, any supplemental agreement among Underwriters and any other related documents in connection with the offering, purchase, sale and delivery of the Stock; (e) any required review by the FINRA of the terms of sale of the Stock (including related reasonable and documented fees and expenses of counsel to the Underwriters); (f) the listing of the Stock on the New York Stock Exchange and/or any other exchange; (g) the qualification of the Stock under the securities laws of the several jurisdictions as provided in Section 6(a)(ix) and the preparation, printing and distribution of a Blue Sky Memorandum (including related reasonable and documented fees and expenses of counsel to the Underwriters); (h) the preparation, printing and distribution of one or more versions of the Preliminary Prospectus and the Prospectus for distribution in Canada, including in the form of a Canadian "wrapper" (including related reasonable and documented fees and expenses of Canadian counsel to the Underwriters); (i) the investor presentations on any "road show" undertaken in connection with the marketing of the Stock, including, without limitation, expenses associated with any electronic road show, travel expenses of the officers and employees of the Company and 50% of the cost of any aircraft chartered in connection with the road show; and (j) all other costs and expenses incident to the performance of the obligations of the Company and the Selling Stockholders under this Agreement; *provided* that, the amounts payable by the Company for the fees and

disbursements of counsel to the Underwriters pursuant to subsections (e), (g) and (i) shall not exceed $25,000 in the aggregate; *provided*, *further*, that, except as provided in this Section 8 and in Section 13, the Underwriters shall pay their own costs and expenses, including the costs and expenses of their counsel, stock transfer taxes payable on the resale of any of the Stock held by them and the expenses of advertising any offering of the Stock made by the Underwriters, as applicable, and 50% of the cost of any aircraft chartered and other transportation chartered in connection with the roadshow. For the avoidance of doubt, each Selling Stockholder will pay all of its own underwriting discounts, commissions and stock transfer taxes, if any, payable upon the sale or delivery of its respective Stock pursuant to this Agreement.

9.   *Conditions of Underwriters' Obligations*.   The respective obligations of the Underwriters hereunder are subject to the accuracy, when made and on each Delivery Date, of the representations and warranties of the Company and the Selling Stockholders contained herein, to the performance by the Company and the Selling Stockholders of their respective obligations hereunder, and to each of the following additional terms and conditions:

(a)   The Prospectus shall have been timely filed with the Commission in accordance with Section 6(a)(i). The Company shall have complied with all filing requirements applicable to any Issuer Free Writing Prospectus used or referred to after the date hereof; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of the Prospectus or any Issuer Free Writing Prospectus shall have been issued and no proceeding or examination for such purpose shall have been initiated or, to the knowledge of the Company, threatened by the Commission; and any request of the Commission for inclusion of additional information in the Registration Statement or the Prospectus or otherwise shall have been complied with.

(b)   Kirkland & Ellis LLP shall have furnished to the Representatives its written opinion and negative assurance letter, as counsel to the Company, addressed to the Underwriters and dated such Delivery Date, in form and substance reasonably satisfactory to the Representatives.

(c)   (i) Kirkland & Ellis LLP, U.S. counsel to the H&F U.S. Selling Stockholders, and (ii) Walkers (Cayman) LLP, Cayman Islands counsel to the H&F Cayman Selling Stockholders shall have furnished to the Representatives each of their written opinions, as counsel to each of the Selling Stockholders for whom they are acting as counsel, addressed to the Underwriters and dated such Delivery Date, in form and substance reasonably satisfactory to the Representatives.

(d)   The Representatives shall have received from Simpson Thacher & Bartlett LLP, counsel for the Underwriters, such opinion and negative assurance letter, dated such Delivery Date, with respect to the issuance and sale of the Stock, the Registration Statement, the Prospectus and the Pricing Disclosure Package and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(e)   At the time of execution of this Agreement and on each Delivery Date, the Representatives shall have received from PricewaterhouseCoopers LLP a letter, in form and substance reasonably satisfactory to the Representatives, addressed to the Underwriters and dated the date hereof or such Delivery Date, as applicable, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in each of the Registration Statement, the Pricing Disclosure Package and the Prospectus; *provided* that the letter delivered on any Delivery Date shall use a "cut-off" date no more than three business days prior to such Delivery Date.

(f)   The Company shall have furnished to the Representatives a certificate, dated such Delivery Date, of a senior executive officer of the Company (solely in his or her capacity as such) as to the following matters:

(i)   That the representations, warranties and agreements of the Company in Section 1 are true and correct on and as of such Delivery Date, and the Company has complied in all material respects with all its agreements contained herein and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Delivery Date;

(ii)   That no stop order suspending the effectiveness of the Registration Statement has been issued; and no proceedings or examination for that purpose have been instituted or, to the knowledge of such officer, threatened; and the Commission shall not have notified the Company of any objection to the use of the form of the Registration Statement or any post-effective amendment thereto;

(iii)   That they have examined the Registration Statement, the Prospectus and the Pricing Disclosure Package, and, to their knowledge, (1) the Registration Statement, as of the Effective Date, (2) the Prospectus, as of its date and on the applicable Delivery Date, and (3) the Pricing Disclosure Package, as of the Applicable Time, did not and do not contain any untrue statement of a material fact and did not and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (except in the case of the Registration Statement, in the light of the circumstances under which they were made) not misleading; and

(iv)   To the effect of Section 9(h) hereof (provided that no representation with respect to the judgment of the Representatives need be made).

(g)   Each Selling Stockholder shall have furnished to the Representatives on such Delivery Date a certificate, dated such Delivery Date, signed by, or on behalf of, the Selling Stockholder stating that (x) the representations and warranties of the Selling Stockholder contained herein are true and correct on and as of such Delivery Date and that the Selling Stockholder has complied with all its agreements contained herein in all material respects and has satisfied in all material respects the conditions on its part to be performed or satisfied hereunder at or prior to such Delivery Date.

(h) No event or condition of a type described in Section 1(s) hereof shall have occurred or shall exist, which event or condition is not described in the Pricing Disclosure Package and the Prospectus and the effect of which, in the judgment of the Representatives, is so material and adverse as to make it impracticable or inadvisable to proceed with the offering, sale or delivery of the Stock on the applicable Delivery Date, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

(i) Subsequent to the execution and delivery of this Agreement (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by any "nationally recognized statistical rating organization" (as defined by the Commission in Section 3(a)(62) of the Exchange Act), and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities.

(j) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the applicable Delivery Date, as the case may be, prevent the sale of the Stock by the Selling Stockholders; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the applicable Delivery Date, as the case may be, prevent the sale of the Stock by the Selling Stockholders.

(k) The Stock to be delivered on the applicable Delivery Date shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(l) The Lock-Up Agreements between the Representatives and the officers, directors and stockholders of the Company set forth on Schedule III, delivered to the Representative on or before the date of this Agreement, shall be in full force and effect on the applicable Delivery Date.

(m) On or prior to each Delivery Date, the Company shall have furnished to the Underwriters such further certificates and documents as the Representatives may reasonably request.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

10. *Indemnification and Contribution.*

(a) The Company hereby agrees to indemnify and hold harmless each Underwriter and each Selling Stockholder, their respective affiliates, directors, officers and employees and each person, if any, who controls such Underwriter or Selling Stockholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof (including, but not limited to, any loss, claim, damage, liability or action relating to purchases and sales of Stock), to which that Underwriter, Selling Stockholder, affiliate, director, officer, employee or controlling person may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Prospectus or in any amendment or supplement thereto, any Issuer Free Writing Prospectus or in any amendment or supplement thereto, any Permitted Issuer Information used or referred to in any "free writing prospectus" (as defined in Rule 405 under the Securities Act) prepared or authorized by the Company or (iii) any "road show" (as defined in Rule 433 under the Securities Act) provided to investors with the approval of the Company not constituting an Issuer Free Writing Prospectus ("**Marketing Materials**") or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and shall reimburse each Underwriter and each such affiliate, director, officer or controlling person promptly upon demand for any legal or other documented out-of-pocket expenses reasonably incurred by that Underwriter, affiliate, director, officer or controlling person in connection with investigating or defending or preparing to defend against any such loss, claim, damage, liability or action as such expenses are incurred; *provided*, *however*, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any such amendment or supplement thereto or in any Permitted Issuer Information or any Marketing Materials, in reliance upon and in conformity with (i) with respect to each Underwriter and its affiliates, directors, officers, employees or controlling persons, written information concerning such Underwriter furnished to the Company through the Representatives by or on behalf of any Underwriter specifically for inclusion therein, which information consists solely of the information specified in Section 10(f), or (ii) with respect to each Selling Stockholder and its affiliates, directors, officers or controlling persons, the Selling Stockholder Information. The foregoing indemnity agreement is in addition to any liability which the Company may otherwise have to any Underwriter, Selling Stockholder or to any of their respective affiliates, directors, officers, employees or controlling persons.

(b)   The Selling Stockholders, severally in proportion to the number of shares of Stock to be sold by each of them hereunder and not jointly, shall indemnify and hold harmless each Underwriter, its affiliates, directors, officers and employees, and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any loss, claim, damage, liability or action that arises out of, or is based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance up on and in conformity with such Selling Stockholder's Selling Stockholder Information. The liability of each Selling Stockholder under the indemnity agreement contained in this paragraph and the contribution provisions of this Section 10 shall be limited to an amount equal to the total net proceeds (after deducting underwriting commissions and discounts, but before deducting expenses) from the offering of the shares of the Stock sold by such Selling Stockholder under this Agreement received by such Selling Stockholder (the "***Selling Stockholder Proceeds***"). The foregoing indemnity agreement is in addition to any liability that the Selling Stockholders may otherwise have to any Underwriter or any affiliate, director, officer, employee or controlling person of that Underwriter.

(c)   Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each Selling Stockholder, their respective directors, officers and employees, and each person, if any, who controls the Company or such Selling Stockholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any loss, claim, damage, liability or action that arises out of, or is based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance up on and in conformity with written information concerning such Underwriter furnished to the Company through the Representatives by or on behalf of that Underwriter specifically for inclusion therein, which information is limited to the information set forth in Section 10(f). The foregoing indemnity agreement is in addition to any liability that any Underwriter may otherwise have to the Company, such Selling Stockholder or any such director, officer, employee or controlling person.

(d)   Promptly after receipt by an indemnified party under this Section 10 of notice of any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand or the commencement of any suit, action, proceeding, claim or demand, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 10, notify the indemnifying party in writing of the claim or the commencement of that action; *provided*, *however*, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under this Section 10 except to the extent it has been materially prejudiced (through the forfeiture of substantive rights and defenses) by such failure and, *provided*, *further*, that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under this Section 10. If any such claim or action shall be brought or asserted against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others entitled to indemnification pursuant to this Section 10 and shall pay the reasonably incurred fees and expenses of such counsel related to such claim or action. In any such claim or action, the indemnified party shall have the right to employ counsel to represent jointly the indemnified party and those other indemnified parties and their respective directors, officers, employees and controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought under this Section 10 if (i) the indemnified party and the indemnifying party shall have so mutually agreed; (ii) the indemnifying party has failed within a reasonable time to retain counsel reasonably satisfactory to the indemnified party; (iii) the indemnified party and its directors, officers, employees and controlling persons shall have reasonably concluded that there may be legal defenses available to them that are different from or in addition to those available to the indemnifying party; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the indemnified parties or their respective directors, officers, employees or controlling persons, on the one hand, and the indemnifying party, on the other hand, and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential differing interests between them, and in any such event the reasonable and documented fees and expenses of such separate counsel shall be paid by the indemnifying party. It is understood and agreed that the indemnifying party shall not, in connection with any action or claim or related action or claim in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all indemnified parties, except as provided for in this Section 10. No indemnifying party shall (x) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party, or (y) be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with the consent of the indemnifying party or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(e)   If the indemnification provided for in this Section 10 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 10(a), 10(b) or 10(c) in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company, the Selling Stockholders and the Underwriters from the offering of the Stock, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, the Selling Stockholders and the Underwriters with respect to the statements or omissions that resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations.   The relative benefits received by the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Stock purchased under this Agreement (after deducting underwriting commissions and discounts, but before deducting expenses) received by the Company and the Selling Stockholders, as set forth in the table on the cover page of the Prospectus, on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the shares of the Stock purchased under this Agreement, as set forth in the table on the cover page of the Prospectus, on the other hand. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholders or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for purposes of this Section 10(e), any documented out-of-pocket legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10(e), in no event shall (i) an Underwriter be required to contribute any amount in excess of the amount by which the total underwriting discounts and commissions received by such Underwriter with respect to the offering of the Stock exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission or (ii) a Selling Stockholder be required to contribute an amount in excess of the amount by which such Selling Stockholder's Selling Stockholder Proceeds exceed the amount of any damages which such Selling Stockholder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute as provided in this Section 10(e) are several in proportion to their respective underwriting obligations and not joint.

(f)   The Underwriters severally confirm that the statements regarding delivery of shares by the Underwriters set forth on the cover page of, and the concession and reallowance figures appearing under the caption "Underwriting—Commissions and Expenses" and the information contained under the caption "Underwriting—Stabilization, Short Positions and Penalty Bids" in, the most recent Preliminary Prospectus and the Prospectus are correct and the Underwriters severally confirm and the Company and each Selling Stockholder acknowledge and agree that such statements constitute the only information concerning such Underwriters furnished in writing to the Company by or on behalf of the Underwriters specifically for inclusion in any Preliminary Prospectus, the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus or in any amendment or supplement thereto or in any Marketing Materials.

11.   *Defaulting Underwriters*.

(a)   If, on any Delivery Date, any Underwriter defaults on its obligations to purchase the Stock that it has agreed to purchase under this Agreement, the remaining non-defaulting Underwriters may in their discretion arrange for the purchase of such Stock by the non-defaulting Underwriters or other persons satisfactory to the Selling Stockholders and the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Stock, then the Selling Stockholders shall be entitled to a further period of 36 hours within which to procure other persons reasonably satisfactory to the non-defaulting Underwriters to purchase such Stock on such terms. In the event that within the respective prescribed periods, the non-defaulting Underwriters notify the Selling Stockholders that they have so arranged for the purchase of such Stock, or the Selling Stockholders notify the non-defaulting Underwriters that it has so arranged for the purchase of such Stock, either the non-defaulting Underwriters or the Selling Stockholders may postpone such Delivery Date for up to seven full business days in order to effect any changes that in the opinion of counsel for the Company, counsel for the Selling Stockholders or counsel for the Underwriters may be necessary in the Registration Statement, the Prospectus or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Registration Statement, the Prospectus or in any such other document or arrangement that effects any such changes. As used in this Agreement, the term "Underwriter," unless the context requires otherwise, includes any party not listed in Schedule I hereto that, pursuant to this Section 11, purchases Stock that a defaulting Underwriter agreed but failed to purchase.

(b)   If, after giving effect to any arrangements for the purchase of the Stock of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Selling Stockholders as provided in paragraph (a) above, the total number of shares of the Stock that remain unpurchased on the applicable Delivery Date, does not exceed one-eleventh of the total number of shares of Stock to be purchased on such date, then the Selling Stockholders shall have the right to require each non-defaulting Underwriter to purchase the total number of shares of Stock that such Underwriter agreed to purchase hereunder plus such Underwriter's *pro rata* share (based on the total number of shares of Stock that such Underwriter agreed to purchase hereunder) of the Stock of such defaulting Underwriter or Underwriters for which such arrangements have not been made; *provided* that the non-defaulting Underwriters shall not be obligated to purchase more than 110% of the total number of shares of Stock that it agreed to purchase on such Delivery Date pursuant to the terms of Section 3.

(c)   If, after giving effect to any arrangements for the purchase of the Stock of a defaulting Underwriter or Underwriters by the non-defaulting Underwriters and the Selling Stockholders as provided in paragraph (a) above, the total number of shares of Stock that remain unpurchased on the applicable Delivery Date exceeds one-eleventh of the total number of shares of Stock to be purchased on such date, or if the Selling Stockholders shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to the Option Stock, the obligation of the Underwriters to purchase on the Option Stock Delivery Date, shall terminate without liability on the part of the non-defaulting Underwriters. Any termination of this Agreement pursuant to this Section 11 shall be without liability on the part of the Company or the Selling Stockholders, except that the Company will continue to be liable for the payment of expenses as set forth in Sections 8 and 13 and except that the provisions of Section 10 shall not terminate and shall remain in effect.

(d)   Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Company, the Selling Stockholders or any non-defaulting Underwriter for damages caused by its default.

12. *Termination.* This Agreement may be terminated in the absolute discretion of the Representatives, by written notice to the Company and the Selling Stockholders, if after the execution and delivery of this Agreement and on or prior to the Closing Date: (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange or The Nasdaq Stock Market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Pricing Disclosure Package and the Prospectus.

13. *Reimbursement of Underwriters' Expenses.* If (a) any Selling Stockholder shall fail to tender the Stock for delivery to the Underwriters for any reason, (b) the Underwriters shall decline to purchase the Stock for any reason permitted under this Agreement or (c) in the event of a termination of this Agreement pursuant to Section 12, the Company will reimburse the Underwriters for all reasonable and documented out-of-pocket expenses (including the reasonable and documented fees and disbursements of counsel for the Underwriters) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Stock, and upon demand the Company shall pay the full amount thereof to the Representatives. If this Agreement is terminated pursuant to Section 11 by reason of the default of one or more Underwriters, neither the Company nor any Selling Stockholder shall be obligated to reimburse any defaulting Underwriter on account of those expenses.

14. *No Fiduciary Duty*. The Company and the Selling Stockholders acknowledge and agree that in connection with this offering, sale of the Stock or any other services the Underwriters may be deemed to be providing hereunder, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriters: (a) no fiduciary or agency relationship between the Company, Selling Stockholders and any other person, on the one hand, and the Underwriters, on the other hand, exists; (b) the Underwriters are not acting as advisors, expert or otherwise and are not providing a recommendation or investment advice, to either the Company or the Selling Stockholders, including, without limitation, with respect to the determination of the public offering price of the Stock, and such relationship between the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, is entirely and solely commercial, based on arms-length negotiations and, as such, not intended for use by any individual for personal, family or household purposes; (c) any duties and obligations that the Underwriters may have to the Company or Selling Stockholders shall be limited to those duties and obligations specifically stated herein; (d) the Underwriters and their respective affiliates may have interests that differ from those of the Company and the Selling Stockholders; and (e) does not constitute a solicitation of any action by the Underwriters. The Company and the Selling Stockholders hereby (x) agree that they will not claim that the Underwriters owe a fiduciary duty to the Company or the Selling Stockholders in connection with this offering and (y) agree that none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect

to any entity or natural person. Each of the Company and the Selling Stockholders has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

15.   *Notices, etc.* All statements, requests, notices and agreements hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by standard form of telecommunication.

(a)   Notices to the Underwriters shall be given to the Representatives at (i) Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration (Fax: (646) 834-8133), with a copy, in the case of any notice pursuant to Section 10(d), to the Director of Litigation, Office of the General Counsel, Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, (ii) Guggenheim Securities, LLC, 330 Madison Avenue, New York, New York 10017, Attention: Head of Equity Capital Markets (Fax: (212) 658-9689), and (iii) Wells Fargo Securities, LLC, 500 West 33rd Street, New York, New York 10001, Attention: Equity Syndicate Department (Fax: (212) 214-5918);

(b)   Notices to the Company shall be given to it at 7900 Tysons One Place, Suite 400, McLean, Virginia 22102; Attention: General Counsel, with a copy to: Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, 10022, Attention: Sophia Hudson, P.C., Julia Danforth, P.C., and Katherine Shaia.

(c)   Notices to the Selling Stockholders shall be given to (i) the H&F U.S. Selling Stockholders, c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105; with a copy to Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, 10022, Attention: Sophia Hudson, P.C., Julia Danforth, P.C., and Katherine Shaia and (ii) the H&F Cayman Selling Stockholders, c/o 415 Mission Street, Suite 5700, San Francisco, California 94105; with a copy to Walkers (Cayman) LLP, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands, Attention: Jason Allison, Sam Francis and Nikhil Jha and Sam Francis.

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof. The Company and the Selling Stockholders shall be entitled to act and rely upon any request, consent, notice or agreement given or made on behalf of the Underwriters by Barclays Capital Inc.

16.   *Persons Entitled to Benefit of Agreement*. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Company, the Selling Stockholders and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Company and the Selling Stockholders contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of the Underwriters and each person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and (b) the indemnity agreement of the Underwriters contained in Section 10(c) of this Agreement shall be deemed to be for the benefit of the directors of the Company, the officers of the Company who have signed the Registration Statement and any

person controlling the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section 17, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of any of the Stock from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

17. *Survival.* The respective indemnities, rights of contributions, representations, warranties and agreements of the Company, the Selling Stockholders and the Underwriters contained in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall survive the delivery of and payment for the Stock and shall remain in full force and effect, regardless of any investigation made by or on behalf of any of them or any person controlling any of them.

18. *Definition of the Terms "Business Day," "Affiliate" and "Subsidiary."* For purposes of this Agreement, (a) "***business day***" means each Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York are generally authorized or obligated by law or executive order to close, and (b) "***affiliate***" and "***subsidiary***" have the meanings set forth in Rule 405 under the Securities Act.

19. *Governing Law.* **This Agreement and any transaction contemplated by this Agreement, and any claim, controversy or dispute arising under or related thereto, shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles that would result in the application of any other law than the laws of the State of New York (other than Section 5-1401 of the General Obligations Law).**

20. *Waiver of Jury Trial.* The Company and the Underwriters hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

21. *Submission to Jurisdiction.* Each of the Company and the Selling Stockholders hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the Company and the Selling Stockholders waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. Each of the Company and the Selling Stockholders agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and each Selling Stockholder, as applicable, and may be enforced in any court the jurisdiction of which the Company and each Selling Stockholder, as applicable, is subject by a suit upon such judgment. Each Non-U.S. Selling Stockholder irrevocably appoints, in the case of the H&F Cayman Selling Stockholders, Hellman & Friedman LLC, located at 415 Mission Street, Suite 5700, San Francisco, CA 94105, and agrees that service of process upon such authorized agent, and written notice of such service to any such Non-U.S. Selling Stockholder, as the case may be, by the person serving the same to the address provided in this Section 22, shall be deemed in every respect effective service of process upon such Non-U.S.

Selling Stockholder in any such suit or proceeding. Each of the Non-U.S. Selling Stockholders hereby represents and warrants, severally and not jointly, that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. Each Non-U.S. Selling Stockholder further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

22.   *Judgment Currency*. Each Non-U.S. Selling Stockholder, severally and not jointly, agrees to indemnify each Underwriter, its directors, officers, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "***judgment currency***") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of each Non-U.S. Selling Stockholder and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.   *Waiver of Immunity*. To the extent that any Non-U.S. Selling Stockholder has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) in the case of the H&F Cayman Selling Stockholders, the Cayman Islands, or any political subdivision thereof, (ii) the United States or the State of New York, or (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to themselves or their respective property and assets or this Agreement, each Non-U.S. Selling Stockholder hereby irrevocably waives such immunity in respect of its obligations under this Agreement to the fullest extent permitted by applicable law.

24.   *Counterparts*. This Agreement may be executed in one or more counterparts and, if executed in more than one counterpart, the executed counterparts shall each be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed Agreement by one party to any other party may be made by facsimile, electronic mail (including .pdf or any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

25.   *Recognition of U.S. Special Resolution Regimes.*

(a)   In the event that any of the Underwriters that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)   In the event that any of the Underwriters that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For the purposes of this Section 26, a "**BHC Act Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). "**Covered Entity**" means any of the following: (i) a "**covered entity**" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "**covered bank**" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "**covered FSI**," as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). "**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. "**U.S. Special Resolution Regime**" means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

26.   *Headings*. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

If the foregoing correctly sets forth the agreement among the Company, the Selling Stockholders and the Underwriters, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

CLARITEV CORPORATION

By: /s/ Doug Garis
   Name: Doug Garis
   Title: Executive Vice President and Chief
          Financial Officer

HELLMAN & FRIEDMAN CAPITAL PARTNERS
   VIII, L.P.
HELLMAN & FRIEDMAN CAPITAL PARTNERS
   VIII (PARALLEL), L.P.
HFCP VIII (PARALLEL-A), L.P.
H&F EXECUTIVES VIII, L.P.
H&F ASSOCIATES VIII, L.P.

By: HELLMAN & FRIEDMAN INVESTORS VIII,
    L.P.
Its: General Partner

By: H&F CORPORATE INVESTORS VIII, LTD.
Its: General Partner

By: /s/ Arrie R. Park
    Name: Arrie R. Park
    Title: Secretary and Vice President

H&F POLARIS PARTNERS, L.P.

By: H&F POLARIS PARTNERS GP, LLC
Its: General Partner

By: HELLMAN & FRIEDMAN CAPITAL
    PARTNERS VIII, L.P.
Its: Managing Member

By: HELLMAN AND FRIEDMAN INVESTORS
    VIII, L.P.
Its: General Partner

By: H&F CORPORATE INVESTORS VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
    Name: Arrie R. Park
    Title: Secretary and Vice President

Accepted:

BARCLAYS CAPITAL INC.
GUGGENHEIM SECURITIES, LLC,
WELLS FARGO SECURITIES, LLC

For themselves and as Representatives
of the several Underwriters named
in Schedule I hereto

BARCLAYS CAPITAL INC.

By: /s/ Alejandra Fernandez
      Name: Alejandra Fernandez
      Title: Managing Director

GUGGENHEIM SECURITIES, LLC

By: /s/ Brendan Hayes
      Name: Brendan Hayes
      Title: Senior Managing Director

WELLS FARGO SECURITIES, LLC

By: /s/ David Bohn
      Name: David Bohn
      Title: Managing Director

SCHEDULE I

Underwriters	Number of Shares of Firm Stock	Number of Shares of Option Stock
Barclays Capital Inc.	562,500	84,375
Guggenheim Securities, LLC	450,000	67,500
Wells Fargo Securities, LLC..	262,500	39,375
Citigroup Global Markets Inc.	112,500	16,875
Piper Sandler & Co.	112,500	16,875
Total	1,500,000	225,000

SCHEDULE II

(a) H&F U.S. Selling Stockholders

	Number of Shares of Firm Stock	Number of Shares of Option Stock
H&F Polaris Partners, L.P.	264,336	39,650
HFCP VIII (Parallel-A), L.P.	66,997	10,050
Total	331,333	49,700

(b) H&F Cayman Selling Stockholders

	Number of Shares of Firm Stock	Number of Shares of Option Stock
Hellman & Friedman Capital Partners VIII, L.P.	789,936	118,490
Hellman & Friedman Capital Partners VIII (Parallel), L.P.	354,524	53,179
H&F Executives VIII, L.P.	20,722	3,108
H&F Associates VIII, L.P.	3,485	523
Total	1,168,667	175,300

SCHEDULE III

PERSONS DELIVERING LOCK-UP AGREEMENTS

Directors

Travis S. Dalton
Allen R. Thorpe
Richard A. Clarke
Anthony Colaluca, Jr.
C. Martin Harris
Jason Kap
Julie D. Klapstein
Michael S. Klein
John M. Prince
Dale A. White

Officers

Brock Albinson
Travis S. Dalton
Douglas M. Garis
Jerome W. Hogge
Michael C. Kim
William B. Mintz
Tiffani D. Misencik
Carol H. Nutter
Tara A. O'Neil

Selling Stockholders

HFCP VIII (Parallel-A), L.P.
H&F Polaris Partners, L.P.
Hellman & Friedman Capital Partners VIII, L.P.
Hellman & Friedman Capital Partners VIII (Parallel), L.P.
H&F Executives VIII, L.P.
H&F Associates VIII, L.P.

SCHEDULE IV

ORALLY CONVEYED PRICING INFORMATION

1. *Public offering price:* $51.50 per share

2. *Number of shares of Firm Stock offered*: 1,500,000 shares

3. *Number of shares of Option Stock offered:* 225,000 shares

SCHEDULE V

ISSUER FREE WRITING PROSPECTUSES

(a) Issuer Free Writing Prospectuses Included in the Pricing Disclosure Package

None.

(b) Issuer Free Writing Prospectuses Not Included in the Pricing Disclosure Package

Netroadshow made available to investors, November 12, 2025

LOCK-UP LETTER AGREEMENT

BARCLAYS CAPITAL INC.
GUGGENHEIM SECURITIES, LLC,
As Representatives of the several
  Underwriters named in Schedule I,

c/o Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

c/o Guggenheim Securities, LLC
330 Madison Avenue
New York, New York 10017

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the "*Representatives*") of the several Underwriters (as defined below), propose to enter into an Underwriting Agreement (the "*Underwriting Agreement*") providing for the purchase by the Underwriters of shares (the "*Stock*") of Class A common stock, par value $0.0001 per share (the "*Common Stock*"), of Claritev Corporation, a Delaware corporation (the "*Company*"), and that the Underwriters propose to reoffer the Stock to the public (the "*Offering*"). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Underwriting Agreement.

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of Barclays Capital Inc. and Guggenheim Securities, LLC, on behalf of the Underwriters, the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")), by the undersigned or any securities convertible into or exercisable or exchangeable for Common Stock (such securities, together with the Common Stock, the "*Securities*"), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any Securities (excluding, for the avoidance of doubt, any registration on Form S-8 and any confidential submission of a registration statement with the U.S. Securities and Exchange Commission), or (4) publicly disclose the intention to do any of the foregoing for a period commencing on the date hereof and ending on the 60th day after the date of the Prospectus relating to the Offering (such 60-day period, the "*Lock-Up Period*").

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of Common Stock or any other securities of the Company even if such Common Stock or other securities of the Company would be disposed of by someone other than the undersigned, including, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option, forward, swap or any other derivative transaction or instrument) with respect to any Common Stock, or any other security of the Company that includes, relates to, or derives any significant part of its value from Common Stock or other securities of the Company.

The foregoing restrictions, including without limitation the immediately preceding sentence, shall not apply to:

(a) the Securities to be sold by the undersigned pursuant to the Underwriting Agreement;

(b) transactions relating to Securities acquired by the undersigned in the open market after the completion of the Offering; *provided* that any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Securities shall indicate in the footnotes thereto that the shares distributed or transferred were acquired in open-market transactions after the date set forth on the cover of the Prospectus;

(c) transfers of Securities (i) as a bona fide gift or gifts, or for bona fide estate or tax planning purposes; (ii) to any family or affiliates of the undersigned, or any trust for the direct or indirect benefit of the undersigned or the undersigned's family, or affiliates of the undersigned, or if the undersigned is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (iii) to a corporation, partnership, limited liability company, trust or other entity of which the undersigned or members of the undersigned's family are the legal and beneficial owner of all of the outstanding equity securities or similar interests; or (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iii) above; *provided* that it shall be a condition to any transfer pursuant to this clause (c) that (A) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee/donee were a party hereto, (B) no filing by the undersigned or the transferee/donee under the Exchange Act shall be voluntarily made in connection with any such transfer, (C) any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Securities shall indicate in the footnotes thereto the nature and conditions of such transfer and (D) such transfer shall not involve a disposition for value;

(d)   transfers of Securities (i) as a result of the operation of law, or pursuant to an order of a court (including a domestic order, divorce settlement, divorce decree, or separation agreement) or regulatory agency or (ii) by will, other testamentary document or intestate succession; *provided* that (A) any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Securities shall indicate in the footnotes thereto the nature and conditions of such transfer and (B) the transferee agrees to be bound by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee were a party hereto, unless prohibited by law or order of any court or governmental agency;

(e)   transfers of Securities to the Company upon death, disability or termination of employment or pursuant to any other contractual arrangement providing the Company with a right to purchase such Securities;

(f)   transfers to the Company in connection with the vesting, settlement or exercise of warrants, convertible notes, stock options, restricted stock units or other equity-based awards (including, in each case, by way of "net" or "cashless" exercise or to cover tax withholding and remittance obligations in connection with such vesting, settlement or exercise); *provided* that (i) any shares of Common Stock received upon such vesting, settlement or exercise shall be subject to the terms of this Lock-Up Letter Agreement; (ii) in all such cases, any such warrants, convertible notes, stock options, restricted stock units were issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in the Prospectus, and (iii) if the undersigned is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock during the Lock-Up Period, the undersigned shall, to the extent permitted, indicate in the footnotes thereto that the filing relates to the circumstances described in this paragraph, and no other filing or public announcement shall be made voluntarily during the Lock-Up Period in connection with such exercise, vesting or transfer;

(g)   the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a "***Rule 10b5-1 Plan***") under the Exchange Act; *provided* that (i) no sales of Securities shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the Lock-Up Period and (ii) to the extent a public announcement, report or filing under the Exchange Act is made by or on behalf of the undersigned or the Company regarding the establishment of such 10b5-1 Plan during the Lock-Up Period, such announcement, report or filing shall include a statement to the effect that none of the Securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such 10b5-1 Plan until after the expiration of the Lock-Up Period (except to the extent otherwise allowed pursuant to this Lock-Up Letter Agreement);

(h)   transfers or sales of the Common Stock pursuant to any Rule 10b5-1 Plan that has been entered into by the undersigned prior to the date of this Lock-Up Letter Agreement (an "***Existing Plan***"); *provided* that such Existing Plan will not be amended or otherwise modified (but excluding terminations) during the Lock-Up Period; *provided*, *further*, that, to the extent a public announcement, report or filing under the Exchange Act is made in connection with such sale or transfer, such announcement, report or filing shall include a statement to the effect that such sale or transfer was made pursuant to such Existing Plan;

(i)   any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by the Company under the Securities Act of the undersigned's shares of Common Stock; *provided* that no transfer of the undersigned's shares of Common Stock registered pursuant to the exercise of any such right shall be made and no registration statement shall be publicly filed under the Securities Act with respect to any of the undersigned's shares of Common Stock during the Lock-Up Period (other than with respect to the Securities to be sold pursuant to the Underwriting Agreement);

(j)   if the undersigned is not a natural person, transfers of Securities to (i) another corporation, partnership, limited liability company, trust or other entity that controls, is controlled by or is under common control with, the undersigned or members of the undersigned's family, or is otherwise a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or (ii) any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or (b) as part of a distribution, transfer or disposition by the undersigned to its stockholders, current or former partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, members, beneficiaries or other equity holders; *provided* that (i) any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Securities shall indicate in the footnotes thereto that the shares distributed or transferred are subject to a lock-up agreement with the Underwriters and (ii) the transferee agrees to be bound by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee were a party hereto;

(k)   the transfer of Securities to the undersigned's direct or indirect general partner or managing member or to certain officers, partners or members thereof in connection with such general partner's, managing member's, officers', partners or members' donation to charitable organizations, educational institutions, family foundations or donor advised funds at sponsoring organizations; *provided* that (i) no filing by the undersigned or the transferee/donee under the Exchange Act shall be voluntarily made in connection with any such transfer, (ii) any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Securities shall indicate in the footnotes thereto the nature and conditions of such transfer, (iii) the transferee/donee agrees to be bound by the terms of this Lock-Up Letter Agreement to the same extent as if the transferee/donee were a party hereto and (iv) such transfer shall not involve a disposition for value;

(l)   transfers in connection with any reclassification or conversion of the Common Stock; *provided* that (i) any Common Stock received upon such conversion or reclassification will be subject to the restrictions set forth in this Lock-Up Letter Agreement (ii) any required filing under Section 16(a) of the Exchange Act, or other required public filing, report or announcement reporting a reduction in beneficial ownership of the Common Stock shall indicate in the footnotes thereto the nature and conditions of such transfer and (iii) such transfer shall not involve a disposition for value; and

(m)   the transfer of Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all or substantially all holders of the Company's capital stock involving a change of control of the Company (for purposes of this Lock-Up Letter Agreement, "change of control" shall mean any bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the board of directors of the Company the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, shall become, after the closing of the transaction, the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting securities of the Company); *provided* that all of the undersigned's Securities subject to this Lock-Up Letter Agreement that are not so transferred, sold, tendered or otherwise disposed of shall remain subject to the provisions of this Lock-Up Letter Agreement; *provided*, *further*, that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the undersigned's Securities shall remain subject to the provisions of this Lock-Up Letter Agreement during the Lock-up Period.

If, prior to the expiration of the Lock-Up Period, Barclays Capital Inc. and Guggenheim Securities, LLC, on behalf of the Underwriters, consent to the early release of any Securities from the restrictions of any lock-up arrangement entered into in connection with the Offering (any such release being a "***Triggering Release***" and such party receiving such release being a "***Triggering Release Party***"), then a number of the undersigned's Securities subject to this Lock-Up Letter Agreement shall also be released from the restrictions set forth herein on a pro rata basis, such number of Securities being the total number of Securities held by the undersigned on the date of the Triggering Release that are subject to this Lock-Up Letter Agreement multiplied by a fraction, the numerator of which shall be the number of Securities released pursuant to the Triggering Release and the denominator of which shall be the total number of Securities held by the Triggering Release Party on such date. Notwithstanding the foregoing, such Triggering Release shall not be applied in the event of any primary or secondary public offering or sale of Common Stock that is underwritten (the "***Underwritten Sale***") during the Lock-up Period; *provided* that if the undersigned has a contractual right to demand or require the registration of the undersigned's Securities or otherwise "piggyback" on a registration statement filed by the Company for the offer and sale of its Securities, the undersigned is offered the opportunity to participate on a pro rata basis in the Underwritten Sale consistent with such contractual rights and the undersigned is released from its lock-up restrictions set forth herein to the extent of the undersigned's participation in such Underwritten Sale or such contractual rights are waived pursuant to the terms thereof.

If, prior to the expiration of the Lock-Up Period, Barclays Capital Inc. and Guggenheim Securities, LLC, on behalf of the Underwriters, consent to the early release of any Securities from the restrictions set forth in Section 6(a)(x) of the Underwriting Agreement, then an equal number of the undersigned's Securities subject to this Lock-Up Letter Agreement shall also be released from the restrictions set forth herein.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including, without limitation, market conditions. Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders named therein and the Underwriters.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Offering and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

This Lock-Up Letter Agreement and any transaction contemplated by this Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles that would result in the application of any other law than the laws of the State of New York (other than Section 5-1401 of the General Obligations Law).

Delivery of an executed Lock-Up Letter Agreement by one party to any other party may be made by facsimile, electronic mail (including .pdf or any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This Lock-Up Letter Agreement shall automatically terminate and the undersigned will be released from all of his, her or its obligations hereunder upon the earliest to occur, if any, of (1) prior to the execution of the Underwriting Agreement, the Company or the H&F Selling Stockholders on the one hand, or the Representatives on the other hand, advise the other that they have determined not to proceed with the Offering, (2) the termination of the Underwriting Agreement before the sale of any Stock to the Underwriters and (3) December 10, 2025, in the event that the Underwriting Agreement has not been executed by that date.

[Signature page follows]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement.

Very truly yours,

By: _____

Name:

Title:

Dated: _____